FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                          For the month of April, 2003

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F....X....   Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes.......   No...X....

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Re: Annual General Meeting Abbey National Plc 24 April 2003
-----------------------------------------------------------

That at the above meeting, all of the following special resolutions were passed on a show of hands: -

SPECIAL RESOLUTIONS


o To authorise Abbey National Plc, without conditions, to buy back its own ordinary shares.

o To authorise Abbey National Plc, without conditions, to buy its own 8 ?% preference shares.

o To authorise Abbey National Plc, without conditions, to buy its own 10 ?% preference shares.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ABBEY NATIONAL plc


Date: 28 April, 2003                          By  /s/ Peter Lott
                                              Abbey National Group Secretariat